China Digital TV Announces Changes to Independent Directors

BEIJING, Jan 27, 2014 — China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of conditional access ("CA") systems to China's expanding digital television market, today announced that Mr. Chaoyang Xia has resigned from the Company's Board of Directors ("the Board") effective January 10, 2014. The Board and the Nomination Committee of the Board have appointed Mr. Michael Elyakim as an independent director of the Board to replace Mr. Xia, effective January 10, 2014.

"I would like to extend my gratitude to Mr. Xia for the valuable contributions he has made to the development of China Digital TV during his tenure of service and wish him well in his future endeavors," commented Jianhua Zhu, China Digital TV's chairman and chief executive officer. "We are also pleased to welcome Mr. Elyakim to our Board of Directors and we are confident that his extensive investment and management experience will be a great asset to the Board and the Company."

Mr. Elyakim has led Aurec Capital’s investment and operations in China since he joined as the director of APAC investments in 2011. Aurec Capital targets the telecom, media, new media and mobile industries. Prior to joining Aurec Capital, Mr. Elyakim was the co-founder and managing partner of CIG Investment Fund, a strategic growth fund that aims to bring unique Israeli know-how and ingenuity to the Chinese healthcare sector. In addition, Mr. Elyakim has held senior positions in the Investment Banking sector in Israel. Mr. Elyakim holds a LLB from the Tel-Aviv University (TAU) and a BA in economics from TAU. He is a certified Israeli lawyer.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Investor Contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group

Tel: +86-10-5960-8610

Email: chinadigital@brunswickgroup.com

In the U.S.:

Cindy Zheng

Brunswick Group

Tel: +1-212-333 3810

Email: chinadigital@brunswickgroup.com